Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

 TNX

Tel:  (860) 364-1830

   NYSE Amex Equities:  TRX

Fax:  (860) 364-0673

Toronto Office:

Suite 4400, Scotia Plaza

40 King Street West

Email:

    investors@TanzanianRoyalty.com

Toronto, Ontario   M5H 3Y4

Website:  www.TanzanianRoyaltyExploration.com

Toll free:  1-844-364-1830

News Release – September 2, 2014

Tanzanian Royalty Exploration Corporation Completes Heap Leach Pad Construction

Tanzanian Royalty Exploration Corporation is pleased to announce the completion of its heap leach pad construction at its Buckreef Re-development Gold Project, located in the Lake Victoria Goldfields of Tanzania. Construction began in April 2014 and was overseen by civil contractor Yale-Constech Company Limited.

Four heap leach cells with dimensions of 100 metres by 30 metres each are now complete. This will support the processing of stacked ore delivered from the Buckreef South Pit. The Company has also completed a significant portion of the Buckreef South Pit preparation, including grade control drilling, maps and roads.

 “Completing construction of the four heap leach cells and preparing the Buckreef South Pit for ore extraction were two of the major objectives in our march to production," stated James E. Sinclair, President and CEO of TRX. "Our team managed these projects on plan and our suppliers delivered with the utmost professionalism and safety."

The heap leach project is subject to environmental regulation by the National Environmental Management Council (NEMC) and the pads were engineered to exceed the standards established in The Water Resource Management Act No. 11, 2009. A three-layer barrier structure permanently contains all fluids within the boundaries of the heap and connects the leaching field to the process ponds. From the bottom up, the three layers consist of a one-foot layer of compacted clay base, a 1.5 mm non-porous Bentomat high-density polyethylene liner, and 19 mm of gravel material primarily as a buffer to prevent the liner from contacting ore.

While the complete leach cycle is estimated at a minimum of 60 days, the majority of the metal should be recovered in less than 45 days. The Company anticipates that a sufficient quantity will have accumulated to begin the carbon elution process after about 30 days of irrigation.

“We remain on track for our first pour," stated Mr. Sinclair. "We are looking forward to commissioning the new carbon-in-leach and crushing equipment and hiring the remaining processing staff, raising our employment to over 100 people. We are rapidly becoming Tanzania’s newest gold miner and producer."

Qualified Person

The qualified person for Tanzanian Royalty Exploration Corporation is Mr. Phillip Kaniki, General Manager, Exploration and Administration. Mr. Kaniki is registered as a Chartered Professional Member of the Australasian Institute of Mining and Metallurgy MAusIMM CP (Geo) (Reg. No 221963/07) and has reviewed and approved the contents of this news release.

Respectfully submitted,

James E. Sinclair

President and CEO

For further information, please contact Investor Relations at 1-844-364-1830

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.